July 4, 2008	Trading Symbol: TSX.V – HNC

Hard Creek Nickel Corporation
 Stock Options Granted

(VANCOUVER) The Company announced today that pursuant to its Stock Option Plan, approved by the TSX Venture Exchange on June 4, 2007, the Company will be granting 650,000 stock options to certain Consultants, Employees and Directors, exercisable at $1.00 per share, expiring June 27, 2013.

On behalf of the Board of Directors

Mark Jarvis”

MARK JARVIS, President
Hard Creek Nickel Corporation

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com
Contact: Tom Corcoran, Corporate Communications - 604 681 2323